

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2021

Alex Fitzpatrick
General Counsel
Evofem Biosciences, Inc.
12400 High Bluff Drive, Suite 600
San Diego, CA 92130

> **Re: Evofem Biosciences, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 4, 2021**
> **File No. 333-253881**

Dear Mr. Fitzpatrick:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jane Park at (202) 551-6001 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Adam Lenain